Exhibit 99.5

                   VALLEY HIGH MINING COMPANY
              3098 South Highland Drive, Suite 323
                Salt Lake City, Utah  84106-6001

                      Monday, May 15, 2006

DEAR VALLEY HIGH MINING COMPANY SHAREHOLDER:

     In March 2004, we sent you a letter when your Company was known as Valley High Oil, Gas & Minerals, Inc. Since that time, the domicile of your Company has been changed to Nevada and its name has also been changed to VALLEY HIGH MINING COMPANY.

     In April 2004, 470 acres of mining claims known as "The North Beck Claims" and located in the Tintic Mining District of Juab County, Utah, west of the town of Eureka, were conveyed by a related party to your Company by way of lease agreement. Though there are no proven or provable reserves on these mining claims (and no assurance can be made that there ever will be), the mineralization of interest is primarily silver with lesser amounts of gold, lead and zinc. Subsequent to our mining claims acquisition, we obtained audited financial statements on your Company and in March 2005, we filed a Form 10-SB registration statement with the U.S. Securities and Exchange Commission ("Commission") to become a "reporting company." That process was completed earlier this year.

     Recently, we applied for and received, from the National Association of Securities Dealers, Inc. (NASD), an Over-the-Counter Bulletin Board (OTCBB) symbol. The OTCBB symbol assigned to your stock last week is VHMC.OB. Currently, we only have one market maker for your stock, which is Wilson-Davis & Company here in Salt Lake City, Utah.

     In lieu of mailing you our Annual Report on Form 10-KSB (which was filed in March) and also in lieu of mailing you our last Quarterly Report on Form 10-QSB (filed earlier this month), please be advised that all of our Commission filings are available for review on the Commission's website, www.sec.gov. Once you go there, click on "EDGAR," which is the Commission's acronym for the database that contains ALL public company filings. You can also access EDGAR directly by going to www.edgaronline.com. Edgar Online, however, is a private company and therefore, it may charge you money to access certain filings. Finally, you can also access our Commission filings by visiting the Over-the-Counter Bulletin Board's website, www.otcbb.com, typing in our new stock symbol, and clicking on the option titled "More filings for VHMC." If you have any questions, we suggest that you contact your stockbroker.

     Our Annual Report for our fiscal year ended December 31, 2005, and our last Quarterly Report for our first quarter ended March 31, 2006, contain considerable information about your Company and its financial condition. Currently, we are in Phase Two of our Plan of Operation, which is to locate a suitable joint venture partner willing to finance a bona fide mineral exploration program on our claims. Among other things, these two documents contain a detailed exploration plan or program, with proposed drilling targets, timelines involved, and the costs of each phase. At the present time, we have no mining exploration operations or activities of any kind. Based on our limited financial resources, we are currently focusing our efforts on attracting a suitable joint venture mining partner. No assurance can be made that we will in fact attract a suitable joint venture partner or that a mining exploration plan will be conducted on our claims.

                                   BY ORDER OF THE BOARD OF DIRECTORS